Man Group USA Inc.
717 Fifth Avenue, 9th Floor
New York, NY 10022-8101
Tel +1 212 589 6200
Fax +1 212 589 6585
www.mangroupplc.com

04024852

April 23, 2004

Securities and Exchange Commission
450 Fifth Street
Washington, DC 20549

SUPPL

Re: File No. 82-4214 - Man Group plc

Gentlemen:

On behalf of Man Group plc and in accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed please find copies of public announcements made by Man Group plc. These announcements were also sent to the London Stock Exchange for its information. Please contact the undersigned at (212) 589-6270, if you have any questions relating to the enclosed material.

Kindly stamp the enclosed copy of this letter to acknowledge receipt and return it to me in the enclosed envelope.

Sincerely yours,

Donna Balon
Vice President

PROCESSED
MAY 05 2004
THOMSON FINANCIAL

v\mb\ltr\Sec12s.doc

Man Group plc
20 April 2004

AHL Diversified Futures Ltd Net Asset Value

As at the close of business on 19 April 2004, the Net Asset Value of AHL Diversified Futures Ltd was US$22.56, down 2.46% from the previous week.

Contacts:

David Browne	Man Group plc	020 7144 1000
Paul Lockstone	Merlin Financial	020 7653 6620

IMPORTANT
This material is not an invitation to make a deposit with AHL Diversified Futures Limited (the "Company") nor does it constitute an offer for sale of shares issued by the Company. Man Investments is authorised and regulated in the UK by the Financial Services Authority.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Limited, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investments at www.maninvestments.com

Man Group plc
13 April 2004

AHL Diversified Futures Ltd Net Asset Value

As at the close of business on 12 April 2004, the Net Asset Value of AHL Diversified Futures Ltd was US$23.13, up 0.65% from the previous week.

Contacts:

David Browne	Man Group plc	020 7144 1000
Paul Lockstone	Merlin Financial	020 7653 6620

IMPORTANT
This material is not an invitation to make a deposit with AHL Diversified Futures Limited (the "Company") nor does it constitute an offer for sale of shares issued by the Company. Man Investments is authorised and regulated in the UK by the Financial Services Authority.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Limited, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investments at www.maninvestments.com

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Man Group plc

2. Name of shareholder having a major interest

Barclays PLC and various of its subsidiaries

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

A material interest of Barclays PLC and various of its subsidiaries.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Registered Holder	Account Designation	Holding
Chase Nominees Ltd	18409	160,781
Chase Nominees Ltd	21359	84,211
Chase Nominees Ltd	20947	3,489,390
Bank of Ireland	BNX009IE	77,439
BARCLAYS CAPITAL NOMINEES LIMITED		65,842
Chase Nominees Ltd	17011	4,987
Chase Nominees Ltd	16344	41,132
Chase Nominees Ltd	16345	63,666
Chase Nominees Ltd	16331	82,712
Chase Nominees Ltd	16341	119,937
Chase Nominees Ltd	16341	204,428
Chase Nominees Ltd	16338	20,651
Chase Nominees Ltd	16342	37,020
Chase Nominees Ltd	16400	2,737,348
BNP PARIBAS	601165	8,439
Chase Nominees Ltd	16376	160,361

Clydesdale Nominees HGB0125	694516	415
INVESTORS BANK AND TRUST CO.	428169	33,152
INVESTORS BANK AND TRUST CO.	500227	1,313,127
INVESTORS BANK AND TRUST CO.	502872	414,321
INVESTORS BANK AND TRUST CO.	508068	70,012
INVESTORS BANK AND TRUST CO.	527191	1,297,982
INVESTORS BANK AND TRUST CO.	536747	313,797
INVESTORS BANK AND TRUST CO.	552942	179,943
INVESTORS BANK AND TRUST CO.	555879	2,774
INVESTORS BANK AND TRUST CO.	583293	288,248
INVESTORS BANK AND TRUST CO.	585439	4,239
INVESTORS BANK AND TRUST CO.	588888	4,134
INVESTORS BANK AND TRUST CO.	590421	3,071
INVESTORS BANK AND TRUST CO.	595966	135,172
INVESTORS BANK AND TRUST CO.	601744	3,715
INVESTORS BANK AND TRUST CO.	605045	5,774
INVESTORS BANK AND TRUST CO.	911140	7,731
JPMORGAN CHASE BANK	540186	100,597
JPMORGAN CHASE BANK	555465	53,015
JPMORGAN CHASE BANK	599123	8,410
JPMorgan Chase Bank	BTC034IE	2,955
JPMorgan Chase Bank	BTC045IE	33,048
JPMorgan Chase Bank	BTGF01IE	3,995
JPMorgan Chase Bank	BTGF04IE	23,230
JPMorgan Chase Bank	BTGF05IE	15,786
JPMorgan Chase Bank	BTGF07IE	12,110
JPMorgan Chase Bank	BTK001IE	34,578
JPMorgan Chase Bank	BTS004IE	30,165
JPMorgan Chase Bank	BTS005IE	7,748
JPMorgan Chase Bank	BTS011IE	11,827

JPMorgan Chase Bank	BTS015IE	6,458
JPMorgan Chase Bank	BTS024IE	2,743
JPMorgan Chase Bank	BTS028IE	129,756
JPMorgan Chase Bank	BTS033IE	2,461
JPMorgan Chase Bank	BTS037IE	2,562
Mellon Trust – Boston	591668	49,550
MELLON TRUST OF NEW ENGLAND	604652	80,451
Mitsubishi Trust International	BNN018IE	1,469
Mitsubishi Trust International	BNN024IE	809
Mitsubishi Trust International	BNN033IE	1,702
NORTHERN TRUST BANK - BGI SEPA	581610	110,292
NORTHERN TRUST BANK - BGI SEPA	584069	49,202
NORTHERN TRUST BANK - BGI SEPA	604162	17,013
R C Greig Nominees Limited a/c	BL1	7,675
R C Greig Nominees Limited a/c	CM1	2,070
R C Greig Nominees Limited GP1	GP1	13,044
R C Greig Nominees Limited SA1	SA1	9,321
State Street	BNX012IE	6,004
State Street	BNX019IE	27,874
STATE STREET BANK & TRUST - US	713101	264,036
STATE STREET BANK & TRUST CO	604983	16,034
Sumitomo TB	BNN029IE	1,024
Sumitomo TB	BNN031IE	1,187
Sumitomo TB	BNN036IE	1,245
Swan Nominees Limited		1,580
	Total	**12,578,977**

5. Number of shares / amount of stock acquired

Unknown

6. Percentage of issued class

Unknown

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary shares of 10p each

10. Date of transaction

Unknown

11. Date company informed

7 April 2004

12. Total holding following this notification

12,578,977

13. Total percentage holding of issued class following this notification

4.05%

14. Any additional information

None

15. Name of contact and telephone number for queries

Mr Barry Wakefield Tel 020 7144 1735

16. Name and signature of authorised company official responsible for making this notification

Mr Peter Clarke, Company Secretary

Date of notification

8 April 2004